SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION
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Urban One, Inc.
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910
301-429-3200

April 30, 2018

Dear Fellow Stockholder:

   You are cordially invited to attend the 2018 annual meeting of stockholders of Urban One, Inc. ("Urban One"), to be held on Tuesday, June 19, 2018 at 9:30 a.m. Eastern Time, at the Urban One/Radio One Offices at 8515 Georgia Avenue, Silver Spring, Maryland 20910.

   At this meeting, the Class A and Class B shareholders will be asked to vote on several proposals, all of which are described in detail in the attached proxy statement. Also made available are Urban One's Annual Report on Form 10-K for the year ended December 31, 2017 and, if you are a holder of Class A or Class B common stock, a proxy card.

   Whether or not you plan to attend the annual meeting in person, if you are a Class A or Class B shareholder, it is important that your shares be represented and voted at the meeting. Thus, we are offering you three voting methods apart from in person attendance: (i) by proxy; (ii) by internet voting; and (iii) by phone voting.

   If you choose to vote by proxy, after reading the attached proxy statement, please complete, sign, date and promptly return the proxy card in the enclosed self-addressed envelope. No postage is required if it is mailed in the United States. Submitting the proxy will not preclude you from voting in person at the annual meeting should you later decide to do so. Your cooperation in promptly returning your completed proxy is greatly appreciated.

   In addition to voting by proxy, you may use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time June 18, 2018. Online voting is available at www.proxyvote.com. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

   Similarly, you may vote by phone by dialing 1-800-690-6903. Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time June 18, 2018. Have your proxy card in hand when you call and then follow the instructions.

   We look forward to seeing you at the annual meeting.

Sincerely,

Alfred C. Liggins, III
Chief Executive Officer



Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910
301-429-3200

_____

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 19, 2018

_____

NOTICE IS HEREBY GIVEN that the 2018 annual meeting of stockholders of Urban One, Inc., a Delaware corporation ("Urban One"), will be held on Tuesday, June 19, 2018 at 9:30 a.m. Eastern Time, at the Urban One Offices at 8515 Georgia Avenue, Suite 900, Silver Spring, Maryland 20910 to consider and act upon the following matters:

(1) The election of Terry L. Jones and Brian W. McNeill as Class A directors to serve until the 2019 annual meeting of stockholders or until their successors are duly elected and qualified.

(2) The election of Catherine L. Hughes, Alfred C. Liggins, III, D. Geoffrey Armstrong and Ronald E. Blaylock as directors to serve until the 2019 annual meeting of stockholders or until their successors are duly elected and qualified.

(3) An advisory vote on executive compensation for named executive officers.

(4) An advisory vote on the frequency of votes on executive compensation.

(5) The ratification of the appointment of BDO USA, LLP as the independent registered public accounting firm for Urban One for the year ending December 31, 2018.

(6) The transaction of such other business as may properly come before the 2018 annual meeting or any adjournment thereof.

At this time, the Board of Directors is not aware of any other business that will be presented for consideration at the 2018 annual meeting.

The Board of Directors Unanimously recommends that the Stockholders Vote "For" each of Proposals 1, 2, 3 and 5 to be presented at the Annual Meeting.

Only Class A and Class B stockholders of record at the close of business on April 24, 2018 will be entitled to vote at the 2018 annual meeting or any adjournment thereof. A list of stockholders entitled to vote at the 2018 annual meeting will be available for inspection by any stockholder, for any reason germane to the meeting, during ordinary business hours during the ten days prior to the meeting at Urban One's offices at 1010 Wayne Avenue, Silver Spring, Maryland 20910. If you wish to view the list of stockholders, please contact Karen Wishart, Urban One's Assistant Secretary, at (301) 429-3200.

We hope that you will be able to attend the 2018 annual meeting in person. However, whether or not you plan to attend, if you are a holder of Class A or Class B common stock, please vote by completing, dating, signing, and returning the enclosed proxy card promptly to ensure that your shares are represented at the meeting. If you do attend the meeting, you may revoke your proxy if you wish to vote in person. The return of the enclosed proxy card will not affect your right to revoke your proxy or to vote in person if you do attend the meeting. As noted above, you may also vote by internet or by phone by following the instructions on your proxy card.

By Order of the Board of Directors,

Karen Wishart
Assistant Secretary

Dated: April 30, 2018

Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910
301-429-3200

_____

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 19, 2018
URBAN ONE OFFICES
8515 GEORGIA AVENUE, SILVER SPRING, MARYLAND 20910

PROXY STATEMENT

In this proxy statement, Urban One, Inc. is referred to as "we," "us," "our," "Urban One" or "the Company."

The Board of Directors of Urban One, Inc., a Delaware corporation ("Urban One") is soliciting your proxy with this proxy statement. Your proxy will be voted at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on Tuesday, June 19, 2018 at 9:30 am Eastern time, at the corporate offices of Urban One, Inc./Radio One at 8515 Georgia Avenue, Silver Spring, Maryland 20910, and any adjournment or postponement thereof. This Proxy Statement and Urban One's Annual Report to Stockholders are first being made available to stockholders on or about April 24, 2018..

QUESTIONS AND ANSWERS ABOUT THIS ANNUAL MEETING

Q: Why did I receive this proxy statement?

You received this proxy statement because our board of directors is soliciting your proxy to vote at our annual meeting of stockholders (including any adjournment or postponement of the annual meeting). The annual meeting will be held on Tuesday, June 19, 2018 at 9:30 a.m. Eastern Time, at the Urban One/Radio One Offices at 8515 Georgia Avenue, Silver Spring, Maryland 20910. This proxy statement and a copy of our Annual Report on Form 10-K for the year ended December 31, 2017 are first being mailed or otherwise made available on or about April 30, 2018 to stockholders of record at the close of business on April 24, 2018.

Q: What am I voting on?

You are being asked to consider and vote on the following:

(1)   The election of Terry L. Jones and Brian W. McNeill as Class A directors to serve until the 2019 annual meeting of stockholders or until their successors are duly elected and qualified *(Proposal 1)*;

(2)   The election of Catherine L. Hughes, Alfred C. Liggins, III, D. Geoffrey Armstrong and Ronald E. Blaylock as directors to serve until the 2019 annual meeting of stockholders or until their successors are duly elected and qualified *(Proposal 2)*; and

(3)   An advisory votes on executive compensation for named executive officers *(Proposal 3)*;

(4)   An advisory vote on the frequency of votes on executive compensation (*Proposal 4); and*

(5)   The ratification of the appointment of BDO USA, LLP as the independent registered public accounting firm for Urban One for the year ending December 31, 2018. *(Proposal 5)*

(6) The transaction of such other business as may properly come before the 2018 annual meeting or any adjournment thereof.

No matters other than those referred to above are presently scheduled to be considered at the meeting.

Q: Who is entitled to vote?

Shareholders of record of Class A and Class B common stock at the close of business on April 24, 2018, the record date, will be entitled to vote at the meeting. As of April 24, 2018, there were 1,641,632 shares of Class A common stock and 2,861,843 shares of Class B common stock issued, outstanding and eligible to vote. Each share of Class A common stock is entitled to *one non-cumulative vote* and each share of Class B common stock is entitled to *ten non-cumulative votes*.

Q: What is a shareholder of record and what is the difference between a shareholder of record and a beneficial owner of shares held in street name?

Shareholder of Record. If your shares are registered directly in your name with the Company's transfer agent, American Stock Transfer, you are considered the shareholder of record with respect to those shares, and the notice was sent directly to you by the Company. If you request printed copies of the proxy materials by mail, you will receive a proxy card.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the "beneficial owner" of shares held in "street name," and a notice was forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a "vote instruction form." If you request printed copies of the proxy materials by mail, you will receive a vote instruction form.

Q: How do I vote?

You may attend the meeting and vote in person or you can vote by proxy, internet or phone. To vote by proxy, sign and date each proxy card you receive and return it to us by mail in the postage-paid envelope provided. The instructions for voting are contained on the enclosed proxy card. The individuals named on the card are your proxies. They will vote your shares as you indicate. If you sign your proxy card and return it without marking any voting instructions, your shares will be voted as follows:

- Proxies received from the holders of Class A common stock will be voted **FOR:**

All of the nominees for Class A director (for which holders of Class B common stock are not eligible to vote).

- Proxies received from holders of Class A common stock and Class B common stock will be voted **FOR:**

    (i)   All of the other nominees for director;

    (ii) An advisory vote on executive compensation for named executive officers;

    (iii) An advisory vote on executive compensation to be held every three years;

    (iv) Ratification of the appointment of BDO USA, LLP as the independent registered public accounting firm for Urban One for the year ending December 31, 2018; and

    (v)   At the discretion of the proxies, on any other matter that may be properly brought before the meeting.

In addition to voting by proxy, you may use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time June 18, 2018. Online voting is available at www.proxyvote.com. Please have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Similarly, you may vote by phone by dialing 1-800-690-6903. You may use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time June 18, 2018. Please have your proxy card in hand when you call and then follow the instructions.

Votes may be cast in favor of or in opposition to each proposal or, in the case of the election of directors, votes may be cast in favor of the election of each nominee or withheld. Other than in the election of directors, abstentions may be specified on each proposal. Abstentions, instructions to withhold voting authority and broker non-votes are not deemed to be votes cast and, accordingly, will have no effect on the outcome of the voting.

Q: How do I change my proxy?

You may change or revoke your proxy at any time before the meeting by either notifying our Assistant Secretary or returning a later-dated proxy. You may also revoke your proxy by voting in person at the annual meeting. The address of our Assistant Secretary is 1010 Wayne Avenue, 14th Floor, Silver Spring, Maryland 20910, Attention: Karen Wishart. If your shares are held in the name of a broker, bank or other record holder (*i.e.,* in "*street name* "), you must either direct the record holder of your shares how to vote your shares or obtain a proxy from the record holder to vote at the meeting.

Q: What does it mean if I obtain more than one proxy card?

If you receive more than one proxy card it means you hold shares registered in more than one account. Sign and return all proxy cards to ensure that all of your shares are voted.

Q: What are the voting rights of the Class A common stock and the Class B common stock?

On each matter submitted to a vote of our shareholders, each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Members of our board of directors are elected by a plurality of votes cast. This means that the nominees that receive the most votes cast will be elected to the board, even if they do not receive a majority of votes cast. At the close of business on April 24, 2018, there were 1,641,632 outstanding shares of our Class A common stock and 2,861,843 outstanding shares of our Class B common stock. Accordingly, a total of 30,260,062 votes may be cast at the meeting. Class C and Class D common stock are not entitled to vote on any proposal presented at the meeting.

Q: What constitutes a quorum?

A quorum exists when the holders of a majority of the outstanding shares of Urban One voting common stock are present at the meeting in person or by proxy. A quorum is necessary to take action at the meeting. Abstentions, instructions to withhold voting authority and broker non-votes are counted as present for purposes of determining whether there is a quorum. A broker non-vote occurs when a nominee, who holds shares for a beneficial owner, does not vote on a proposal because the nominee does not have discretionary voting power and has not received voting instructions from the beneficial owner. In the event that a quorum is not obtained at the meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies.

If a quorum is not present, the shareholders present in person or by proxy may adjourn the meeting to another time or place. Unless the adjournment is for more than 30 days or a new record date is set for the adjourned meeting, no further notice of the adjourned meeting need be given. At the adjourned meeting, we may transact any business which might have been transacted at the original meeting.

Q: How many votes are needed for approval of each proposal?

If a quorum is present at the meeting:

- the affirmative vote of a plurality of the votes cast by all eligible holders of Class A common stock will be necessary for the election of Terry L. Jones and Brian W. McNeill as Class A directors;

- the affirmative vote of a plurality of the votes cast by all eligible holders of Class A common stock and Class B common stock will be necessary for the election of the remaining director nominees;

- the affirmative vote of a majority of the votes cast by all eligible holders of Class A common stock and Class B common stock will be necessary for the ratification of the appointment of the independent registered public accounting firm;

Q: How do our officers and directors intend to vote?

We have been advised by various members of management and the board of directors who, in the aggregate, hold or otherwise have voting power with respect to 661,900 shares of Class A common stock and 2,861,843 shares of Class B common stock (together representing approximately 96% of the votes possible) that they intend to vote such shares in favor of each of the proposals to be presented for consideration and approval at the meeting.   Further, we are a "controlled company" under rules governing the listing of our securities on the NASDAQ Stock Market because more than 50% of our voting power is held by Catherine L. Hughes, our Chairperson of the board and Secretary, and Alfred C. Liggins, III, our CEO and President. Ms. Hughes and Mr. Liggins together hold shares of stock representing approximately 96% of the votes possible.

Q: What happens if I do not give specific voting instructions?

Shareholders of Record. If you are a shareholder of record and you:

- Indicate when voting on the internet or by telephone that you wish to vote as recommended by the board of directors; or

- Sign and return a proxy card without giving specific voting instructions,

then the persons named as proxy holders will vote your shares in the manner recommended by the board of directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the annual meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in "street name" and do not provide the organization that holds your shares with specific voting instructions then, under applicable rules, the organization that holds your shares may generally vote on "routine" matters but cannot vote on "non-routine" matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote".

Q: Which ballot measures are considered "routine" or "non-routine"?

The ratification of the appointment of BDO USA, LLP as the Company's independent registered public accounting firm for 2018 (Proposal No. 3) is a matter considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and, therefore, no broker non-votes are expected to exist in connection with Proposal No. 3.

Q: Who can attend the Annual Meeting?

All shareholders as of April 24, 2018 can attend.

Q: Who will pay the cost of this proxy solicitation?

We will pay all expenses incurred in connection with this proxy solicitation. We will solicit proxies by mail, and the directors, officers and employees of Urban One may also solicit proxies by telephone, facsimile, telegram or in person. Those persons will receive no additional compensation for these services, but will be reimbursed for reasonable out-of-pocket expenses.

Q: Who will count the votes?

Votes cast by proxy or in person at the meeting will be tabulated by the inspectors of election appointed for the meeting.

Q: Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in the Company's Current Report on Form 8-K, which the Company is required to file with the SEC within four business days following the Annual Meeting.

PROPOSAL 1 — ELECTION OF CLASS A DIRECTORS
(CLASS A COMMON STOCK ONLY)

Two Class A directors will be elected at the 2018 annual meeting to serve until the 2019 annual meeting. The two nominees are Terry L. Jones and Brian W. McNeill. Each of them is an incumbent director. Each of Mr. Jones and Mr. McNeill qualifies as an independent director as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. These nominees have consented to serve if elected, but should any nominee be unavailable to serve, your proxy will vote for the substitute nominee recommended by the board of directors. To be elected, each nominee must receive the affirmative vote of a plurality of the votes cast by the holders of the Class A common stock. There is no cumulative voting for the board of directors. Following is certain biographical information about the nominees for Class A director.

**The Board Unanimously Recommends that You Vote "For" each of the Persons
Nominated for Class A Director in Proposal 1.**

Terry L. Jones
Director since 1995
Age: 71

Mr. Jones is the Managing Member of the General Partner of Syndicated Communications Venture Partners V, L.P. and the Managing Member of Syncom Venture Management Co., LLC ("Syncom"). Prior to joining Syncom in 1978, he was co-founding stockholder and Vice President of Kiambere Savings and Loan in Nairobi, and a Lecturer at the University of Nairobi. He also worked as a Senior Electrical Engineer for Westinghouse Aerospace and Litton Industries. He is a member of the board of directors for several Syncom portfolio companies, including Urban One, Inc. He formerly served on the board of the Southern African Enterprise Development Fund, a presidential appointment, and is on the Board of Trustees of Spelman College. Mr. Jones received a B.S. degree in Electrical Engineering from Trinity College, an M.S. degree in Electrical Engineering from George Washington University and a Masters of Business Administration from Harvard University. During the last 5 years, Mr. Jones has sat on the boards of directors of TV One, LLC, Iridium Communications, Inc., a publicly held company ("Iridium"), PKS Communications, Inc., a publicly held company, Weather Decisions Technology, Inc., V-me, Inc., Syncom and Verified Identity Pass, Inc. He currently serves on the board of directors of Iridium (2001 to present), Syncom and Cyber Digital, Inc., a publicly held company. Mr. Jones' qualifications to serve as a director include his knowledge of Urban One, his many years of senior management experience at various public and private media enterprises, and his ability to provide insight into a number of areas including governance, executive compensation and corporate finance.

Brian W. McNeill
Director since 1995
Age: 62

Mr. McNeill is a founder and Managing General Partner of Alta Communications. He specializes in identifying and managing investments in the traditional sectors of the media industry, including radio and television broadcasting, outdoor advertising and other advertising-based or cash flow-based businesses. Over the last 5 years, Mr. McNeill has served on the board of directors of some of the most significant companies in the radio and television industries including Una Vez Mas, Millennium Radio Group, LLC and NextMedia Investors LLC. He joined Burr, Egan, Deleage & Co. as a general partner in 1986, where he focused on the media and communications industries. Previously, Mr. McNeill formed and managed the Broadcasting Lending Division at the Bank of Boston. He received an MBA from the Amos Tuck School of Business Administration at Dartmouth College and graduated magna cum laude with a degree in economics from the College of the Holy Cross. Mr. McNeill's qualifications to serve as a director include his knowledge of Urban One, the media industry and the financial markets, and his ability to provide input into a number of areas including governance, executive compensation and corporate finance. His service on the boards of directors of various other media companies also is beneficial to Urban One.

PROPOSAL 2 — ELECTION OF OTHER DIRECTORS

Four other directors will be elected by the holders of Class A common stock and Class B common stock voting together at the meeting, to serve until the 2019 annual meeting. The four nominees are Catherine L. Hughes, Alfred C. Liggins, III, D. Geoffrey Armstrong and Ronald E. Blaylock. Each of the nominees is an incumbent director. Each of Mr. Armstrong and Mr. Blaylock also qualifies as an independent director as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. These nominees have consented to serve if elected, but should any nominee be unavailable to serve, your proxy will vote for the substitute nominee recommended by the board of directors. To be elected, the four persons nominated for director must receive the affirmative vote of a plurality of the votes cast by all stockholders entitled to vote. There is no cumulative voting for the board of directors. The table below contains certain biographical information about the nominees.

The Board Unanimously Recommends that You Vote "For" each of the Persons Nominated in Proposal 2.

Catherine L. Hughes Chairperson of the Board and Secretary Director since 1980 Age: 71	Ms. Hughes has been Chairperson of the Board and Secretary of Urban One since 1980, and was Chief Executive Officer of Urban One from 1980 to 1997. Since 1980, Ms. Hughes has worked in various capacities for Urban One including President, General Manager, General Sales Manager and talk show host. She began her career in radio as General Sales Manager of WHUR-FM, the Howard University-owned, urban-contemporary radio station. Ms. Hughes is the mother of Mr. Liggins, Urban One's Chief Executive Officer, Treasurer, President and a Director. Over the last 5 years, Ms. Hughes has sat on the boards of directors of numerous organizations including Broadcast Music, Inc. and Piney Woods High School. During that period, she also has sat on an advisory board for Wal-Mart Stores, Inc., a publicly held company. Ms. Hughes' qualifications to serve as a director include her being the founder of Urban One, her over 30 years of operational experience with the Company and her unique status within the African-American community. Her service on other boards of directors and advisory boards is also beneficial to Urban One.
Alfred C. Liggins, III Chief Executive Officer, President and Treasurer Director since 1989 Age: 53	Mr. Liggins has been Chief Executive Officer ("CEO") of Urban One since 1997 and President since 1989. Mr. Liggins joined Urban One in 1985 as an account manager at WOL-AM. In 1987, he was promoted to General Sales Manager and promoted again in 1988 to General Manager overseeing Urban One's Washington, DC operations. After becoming President, Mr. Liggins engineered Urban One's expansion into new markets. Mr. Liggins is a graduate of the Wharton School of Business Executive MBA Program. Mr. Liggins is the son of Ms. Hughes, Urban One's Chairperson, Secretary and a Director. Over the last 5 years, Mr. Liggins has sat on the boards of directors of numerous organizations including the Apollo Theater Foundation, Reach Media, The Boys & Girls Clubs of America, The Ibiquity Corporation, the National Association of Black Owned Broadcasters and the National Association of Broadcasters. Mr. Liggins' qualifications to serve as a director include his over 25 years of operational experience with the Company in various capacities, including his nationally recognized expertise in the entertainment and media industries.
D. Geoffrey Armstrong Director since 2001 Age: 60	Mr. Armstrong is currently Chief Executive Officer of 310 Partners, a private investment firm. From March 1999 through September 2000, Mr. Armstrong was the Chief Financial Officer of AMFM, Inc., which was publicly traded on the New York Stock Exchange until it was purchased by Clear Channel Communications in September 2000. Prior to that, he was Chief Operating Officer and a director of Capstar Broadcasting Corporation, which merged with AMFM, Inc. Mr. Armstrong was a founder of SFX Broadcasting, which went public in 1993, and subsequently served as Chief Financial Officer, Chief Operating Officer, and a director until the company was sold in 1998. Since November 2003, Mr. Armstrong has also been a director of Nexstar Broadcasting Group, Inc., a publicly held company. Mr. Armstrong's qualifications to serve as a director include his many years of senior management experience at various public and private companies, including as a chief financial officer and chief operating officer, and his ability to provide insight into a number of areas including governance, executive compensation and corporate finance.
Ronald E. Blaylock Director since 2002 Age: 58	Mr. Blaylock has been the Founder, Managing Partner of GenNx360 Capital Partners, a private equity firm focused on investing in industrial and business services companies in the U.S. middle market, since 2006. Mr. Blaylock was the Founder, Chairman and Chief Executive Officer of Blaylock & Company, Inc., an investment banking firm, and held senior management positions with PaineWebber Group and Citicorp before launching Blaylock & Company, Inc. in 1993. Mr. Blaylock is also currently a director of Pfizer (elected 2017), CarMax, Inc. (2007 to present) and W. R. Berkley Corporation (2001 to present) as well as a Director of Syncreon U.S., a for-profit private company. He is a member of the Board of Trustees of Carnegie Hall, the Board of Overseers of New York University Stern School of Business, and the Board of Trustees of Prep for Prep, a not-for-profit organization. Mr. Blaylock's founding and management of two financial services companies has provided him with valuable business, leadership and management experience. As a result, Mr. Blaylock brings substantial financial expertise to the board. In addition, Mr. Blaylock's experience on the boards of directors of other public companies enables him to bring other perspectives and experience to the Board.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

The Board of Directors is currently comprised of six members, four of whom are neither officers, nor employees of Urban One. During the year ended December 31, 2017, the Board of Directors was comprised of six members, four of whom were neither officers, nor employees of Urban One. The Board held four meetings during the calendar year ended December 31, 2017, and acted four times by unanimous written consent. All six members of the Board of Directors, including each of the current six directors who are currently standing for election, attended more than 75% of the aggregate number of meetings of the board and committees thereof on which he or she served. It is the policy of the Company that all members of the board of directors attend annual meetings of the stockholders. All of the directors attended the 2017 annual meeting of the stockholders of the Company.

Controlled Company Exemption

We are a "controlled company" within the meaning of Rule 5615(c)(1) of the NASDAQ Listing Rules, because more than 50% of our voting power is held by Catherine L. Hughes, our Chairperson of the Board and Secretary, and Alfred C. Liggins, III, our CEO and President. See *"Security Ownership of Beneficial Owners and Management"* below. Therefore, we are not subject to NASDAQ Stock Market listing rules that would otherwise require us to have: (i) a majority of independent directors on the board; (ii) a compensation committee composed solely of independent directors; (iii) a nominating committee composed solely of independent directors; (iv) compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; and (v) director nominees selected, or recommended for the board's selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors.

Board Leadership Structure

Ms. Hughes has been Chairperson of the Board of Directors since 1980. Since the appointment of Mr. Liggins as CEO in 1997, the roles of Chairperson of the Board and CEO have been separate. We believe it is the CEO's responsibility to run the Company and the Chairperson's responsibility to run the Board of Directors. By having Ms. Hughes serve as Chairperson of the Board, Mr. Liggins is better able to focus on running the day to day operations of the Company. Bifurcating the roles enables non-management Directors to raise issues and concerns for Board consideration without immediately involving the CEO. The Chairperson or lead Director also serves as a liaison between the Board and senior management and also provides further vision as to the strategic direction of the Company. Finally, the Board has a third leadership position in the Chairmen of our Audit Committee. As discussed below, our Audit Committee is comprised of Two Independent Directors. The Audit Committee is responsible for oversight of the quality and integrity of the accounting, auditing and reporting practices of Urban One and for the Company's risk management. The Chair of the Audit Committee effectively serves as a "check" on both the Chairperson and the CEO by representing a strong outside presence with significant financial and business experience.

The Board of Directors believes that the appropriate leadership structure should be based on the needs and circumstances of the Board, the Company and its stockholders at a given point in time, and that the Board should remain adaptable to shaping the leadership structure as those needs change in the future.

Communication with the Board

Our stockholders may communicate directly with the Board of Directors. All communications should be in written form and directed to Urban One's Assistant Secretary at the following address:

Assistant Secretary
Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910

Communications should be enclosed in a sealed envelope that prominently indicates that it is intended for Urban One's board of directors. Each communication intended for Urban One's board of directors and received by the Assistant Secretary that is related to the operation of Urban One and is relevant to the director's service on the board shall be forwarded to the specified party following its clearance through normal review and appropriate security procedures.

Committees of the Board of Directors

The board has a standing audit committee, compensation committee and nominating committee.

Audit Committee

The audit committee consists of D. Geoffrey Armstrong, Brian W. McNeill and Terry L. Jones, each of whom satisfies the requirements for audit committee membership under the listing standards of the NASDAQ Stock Market. Each of the audit committee members is an "independent director", as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. The board of directors has determined that all of Mr. Armstrong, Mr. McNeill and Mr. Jones qualify as "audit committee financial experts," as defined by Item 401(h) of Regulation S-K of the Securities Act of 1933. The board has adopted a written audit committee charter, which is available on our website at https://urban1.com/urban-one-investor-relations/. The audit committee met five times during the calendar year ended December 31, 2017.

The audit committee is responsible for oversight of the quality and integrity of the accounting, auditing and reporting practices of Urban One, and as part of this responsibility the audit committee:

- selects our independent registered public accounting firm;

- reviews the services performed by our independent registered public accounting firm, including non-audit services, if any;

- reviews the scope and results of the annual audit;

- reviews the adequacy of the system of internal accounting controls and internal control over financial reporting;

- reviews and discusses the financial statements and accounting policies with management and our independent registered public accounting firm;

- reviews the performance and fees of our independent registered public accounting firm;

- reviews the independence of our independent registered public accounting firm;

- reviews the audit committee charter; and

- reviews related party transactions, if any.

The audit committee also oversees Urban One's risk policies and processes relating to the financial statements and financial reporting processes, as well as key credit liquidity risks, market risks and compliance, and the guidelines, policies and processes for monitoring and mitigating those risks.

Compensation Committee

Our compensation committee consists of Terry L. Jones, Ronald E. Blaylock, Brian W. McNeill and D. Geoffrey Armstrong. The compensation committee acted two times by written consent during the calendar year ended December 31, 2017. The board has adopted a revised written compensation committee charter. The functions of the compensation committee include:

- reviewing and approving the salaries, bonuses and other compensation of our executive officers, including stock options or restricted stock grants;

- establishing and reviewing policies regarding executive officer compensation and perquisites; and

- performing such other duties as shall from time to time be delegated by the board.

Nominating Committee

Our nominating committee consists of Alfred C. Liggins, III, Catherine L. Hughes, Terry L. Jones and Brian W. McNeill. The nominating committee is responsible for recommending the criteria for selection of board members and assisting the board in identifying candidates. The nominating committee acted once by written consent during the calendar year ended December 31, 2017. The nominating committee does not have a charter.

The nominating committee reviews the qualifications of all persons recommended by stockholders as nominees to the board of directors to determine whether the recommended nominees will make good candidates for consideration for membership on the board. The nominating committee has not established specific minimum qualifications for recommended nominees. However, as a matter of practice, the nominating committee evaluates recommended nominees for directors based on their integrity, judgment, independence, financial and business acumen, relevant experience, and their ability to act on behalf of all stockholders, as well as meet the needs of the board of directors, including the need to have a diversity of perspective. In the consideration of diversity of perspective, the nominating committee is most concerned with finding nominees that counter any perceived weaknesses in board composition. Such weaknesses may include weaknesses in perspective based upon race, sex, skill sets and industry insight particularly as the Company diversifies its business. Following such evaluation, the nominating committee will make recommendations for director membership and review the recommendations with the board of directors, which will decide whether to invite the candidate to be a nominee for election to the board. The nominating committee recommended to the board that the incumbent directors be nominated for re-election to the board at the 2018 annual meeting.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees and meets the requirements of the rules of the SEC and the NASDAQ Stock Market. The code of ethics is available on our website, *www.urban1.com* , or can be obtained without charge by written request to Assistant Secretary, Urban One, Inc., 14th Floor, 1010 Wayne Avenue, Silver Spring, Maryland 20910. We do not anticipate making material amendments to or waivers from the provisions of the code of ethics. If we make any material amendments to our code of ethics, or if our board of directors grants any waiver from a provision thereof to our executive officers or directors, we will disclose the nature of such amendment or waiver, the name of the person(s) to whom the waiver was granted and the date of the amendment or waiver in a current report on Form 8-K.

Stockholder Submissions

For a stockholder to submit a candidate for the board to be considered by the nominating committee, a stockholder must notify Urban One's Assistant Secretary. To have made a recommendation for director nomination in advance of the 2019 annual meeting of Urban One, a stockholder must have notified Urban One's Assistant Secretary in writing no later than January 1, 2019, the date that was expected to be approximately 120 days prior to the mailing of the proxy statement for the 2019 annual meeting of stockholders. Notices should have been sent to:

Assistant Secretary
Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910

All notices must include all information relating to the stockholder and the proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for elections of directors under the proxy rules of the United States Securities Exchange Commission.

EXECUTIVE OFFICERS

In the table below we set forth certain information on those persons currently serving as our executive officers. Biographical information on Catherine L. Hughes, Chairperson of the Board and Secretary, and Alfred C. Liggins, III, Chief Executive Officer and President, is included above in *"Proposal 2 — Election of Other Directors*."

Peter D. Thompson
Executive Vice President and Chief Financial Officer
Age: 53

Mr. Thompson has been Chief Financial Officer ("CFO") of Urban One since February 2008. Mr. Thompson joined the Company in October 2007, as the Company's Executive Vice President of Business Development. Prior to working with the Company, Mr. Thompson spent 13 years at Universal Music in the United Kingdom, including five years serving as CFO. Prior to that he spent four years working in public accounting at KPMG in London, where he qualified as a Chartered Accountant.

Karen Wishart
Executive Vice President, Assistant Secretary and Chief Administrative Officer
Age: 56

Ms.Wishart has over 25 years of legal and business experience in the media and entertainment industry. Prior to rejoining Urban One in late 2017, Ms. Wishart served as the CEO of Curzon Staffing & Executive Search, an executive recruitment firm for companies in the media and not-for-profit verticals. Prior to that, Ms. Wishart served as the General Manager for the cable network start-up Revolt TV where she oversaw finance, operations, sales, legal and human resources. From 2005 until 2013, Ms. Wishart was the Executive Vice President and Chief Legal Officer of TV One, a subsidiary of Urban One, Inc. Ms. Wishart supervised the Legal and Business Affairs department, human resources team, and the Clearance, Standards & Practices department. She also served as Secretary to TV One's Board of Managers. Ms. Wishart joined TV One from Scripps Networks, where she served as Vice President of Business Affairs, negotiating business agreements for the cable television networks and production units - Home & Garden Television, DIY-Do It Yourself Network, Fine Living, Shop At Home Network, and Scripps Productions. Ms. Wishart graduated cum laude from McMaster University (Ontario, Canada), with a B.A. in psychology. She earned a J.D. from the University of Windsor (Ontario, Canada) and an MBA from Emory University's Goizueta Business School in Atlanta, Georgia.

David Kantor
Chief Executive Officer – Radio Division
Age: 61

Mr. Kantor was appointed Chief Executive Officer of Urban One's radio segment in October 2015. Prior to the appointment, Mr. Kantor served, and continues to serve, as President and Chief Executive Officer of Reach Media, Inc., the Company's syndication network. Mr. Kantor and Tom Joyner co-founded Reach Media, as a separate company providing syndicated radio programming, events and digital content to the African-American community. The Company acquired majority control of Reach Media in 2005. Prior to founding Reach Media, Mr. Kantor served as Senior Vice President for Network Operations of AMFM, Inc. (formerly Chancellor Media Corporation) where he re-launched American Top 40 with Casey Kasem and developed a premium radio network that was sold to Clear Channel in 2000. He also served as President of the ABC Radio Network which produced over 50 programs and services that boasted over 100 million listeners. Kantor was instrumental in creating and developing new programming including the Tom Joyner Morning Show, Radio Disney and ESPN Radio. Prior to joining ABC Radio Network, Mr. Kantor held executive positions with Cox Cable and Satellite Music Network. Mr. Kantor holds a B.S. from the University of Massachusetts and an M.B.A. from Harvard Business School.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The Company has four classes of common stock, Class A, Class B, Class C and Class D. Generally, except as summarized below, the shares of each class are identical in all respects and entitle the holders thereof to the same rights and privileges. However, with respect to voting rights, each share of Class A common stock entitles its holder to one vote and each share of Class B common stock entitles its holder to ten votes. The holders of Class C and Class D common stock are not entitled to vote on any matters. The holders of Class A common stock can convert such shares into shares of Class C or Class D common stock. Subject to certain limitations, the holders of Class B common stock can convert such shares into shares of Class A common stock. The holders of Class C common stock can convert such shares into shares of Class A common stock. The holders of Class D common stock have no such conversion rights.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 24, 2018 by:

- each person (or group of affiliated persons) known by us to be the beneficial owner of more than five percent of any class of common stock;
- each of the current executive officers named in the Summary Compensation Table;
- each of our directors and nominees for director; and
- all of our directors and executive officers as a group.

In the case of persons other than our executive officers, directors and nominees, such information is based solely upon a review of the latest schedules 13D or 13G, as amended. Each individual stockholder possesses sole voting and investment power with respect to the shares listed, unless otherwise noted. Information with respect to the beneficial ownership of the shares has been provided by the stockholders. The number of shares of stock includes all shares that may be acquired within 60 days of April 24, 2018.

| | Common Stock | | | | | | | | | |
| | Class A | | Class B | | Class C | | Class D | | | |
	Number of Shares	Percent of Class	Number of Shares	Percent of Class	Number of Shares	Percent of Class	Number of Shares	Percent of Class	Economic Interest	Voting Interest
Catherine L. Hughes (1)(2)(3)(4)(6)	1,000	0.06%	851,536	29.75%	1,387,531	47.37%	5,926,763	14.42%	16.83%	28.14%
Alfred C. Liggins, III (1)(3)(4)(5)(6)	574,909	35.02%	2,010,307	70.25%	1,541,375	52.63%	10,967,208	26.68%	31.10%	68.33%
Terry L. Jones (7)	49,557	3.02%					386,308	*	1.02%	*
Brian W. McNeill (8)	26,434	1.61%					909,201	2.21%	2.19%	*
D. Geoffrey Armstrong (9)	10,000	0.61%					280,496	*	*	*
Ronald E. Blaylock							162,766	*	*	0.00%
Peter D. Thompson (10)							684,174	1.66%	1.60%	0.00%
David M. Kantor (11)							340,001	*	*	0.00%
Brigade Capital Management, LP (12)							3,943,221	9.59%	9.23%	0.00%
Dimensional Fund Advisors, L.P. (13)							2,425,515	5.90%	5.67%	0.00%
Renaissance Technologies LLC (14)	100,300	6.11%							*	*
All Directors and Named Executives as a group (8 persons)	661,900	40.32%	2,861,843	100.00%	2,928,906	100.00%	19,656,917	47.82%		

*   Less than 1%.

(1)   Includes 31,211 shares of Class C common stock and 62,997 shares of Class D common stock held by Hughes-Liggins & Company, L.L.C., the members of which are the Catherine L. Hughes Revocable Trust, dated March 2, 1999, of which Ms. Hughes is the trustee and sole beneficiary (the "Hughes Revocable Trust"), and the Alfred C. Liggins, III Revocable Trust, dated March 2, 1999, of which Mr. Liggins is the trustee and sole beneficiary (the "Liggins Revocable Trust"). The address of Ms. Hughes and Mr. Liggins is 1010 Wayne Avenue, Silver Spring, Maryland 20910.

(2)   The shares of Class B common stock, 247,366 shares of Class C common stock and 3,260,133 shares of Class D common stock are held by the Hughes Revocable Trust; 1,124,560 shares of Class C common stock and 520,404 shares of Class D common stock are held by the Catherine L. Hughes Dynastic Trust, dated March 2, 1999, of which Ms. Hughes is the trustee and sole beneficiary.

(3)   The shares of Class A common stock and Class B common stock are subject to a voting agreement between Ms. Hughes and Mr. Liggins with respect to the election of Urban One's directors.

(4)   As of April 24, 2018 the combined economic and voting interests of Ms. Hughes and Mr. Liggins were 47.93% and 96.48%, respectively.

(5)   The shares of Class B common stock, 605,313 shares of Class C common stock, and 5,621,365 shares of Class D common stock are held by the Liggins Revocable Trust. In addition, and 920,456 shares of Class C common stock are held by the Alfred C. Liggins, III Dynastic Trust dated March 2, 1999, of which Mr. Liggins is the trustee and sole beneficiary.

(6)   Ms. Hughes' total includes 1,092,866 shares of Class D common stock obtainable upon the exercise of stock options. Mr. Liggins' total includes 2,070,059 shares of Class D common stock obtainable upon the exercise of stock options.

(7)   Includes 92,040 shares of Class D common stock obtainable upon the exercise of stock options and 300 shares of Class A common stock and 600 shares of Class D common stock held by Mr. Jones as custodian for his daughter.

(8)   Includes 92,040 shares of Class D common stock obtainable upon the exercise of stock options.

(9)   Includes 92,040 shares of Class D common stock obtainable upon the exercise of stock options.

(10)   Includes 414,035 shares of Class D common stock obtainable upon the exercise of stock options.

(11)   Includes 216,667 shares of Class D common stock obtainable upon the exercise of stock options.

(12)   The address of Brigade Capital Management, LP is 399 Park Avenue, 16th Floor, New York, NY 10022. This information is based on a Schedule 13G filed on February 13, 2018.

(13)   The address of Dimensional Fund Advisors (Dimensional) L.P. is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Dimensional is an investment advisor and manager of funds that are the beneficial owners of Urban One, Inc. common stock. This information is based on a Schedule 13G/A filed on February 9, 2018.

(14)   The address of Renaissance Technologies LLC is 800 Third Avenue, New York, NY 10022. This information is based on a Schedule 13G filed on February 14, 2018.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires Urban One's directors and executive officers and persons who beneficially own more than ten percent of our common stock to file with the Securities and Exchange Commission ("SEC") reports showing ownership and changes in ownership of our common stock and other equity securities. Solely on the basis of reports and representations submitted by Urban One's directors, executive officers, and greater than ten percent owners, we believe that all required Section 16(a) filings for the fiscal year ended December 31, 2017, were timely made.

EXECUTIVE COMPENSATION

The following table sets forth the total compensation for each of our named executive officers, for the years ended December 31, 2017 and 2016:

Name and Principal Position	Year	Salary $	Bonus (1) $	Stock Awards (2) $	Option Awards (2) $	Non-Equity Incentive Plan Compensation $	Non-qualified Deferred Compensation Earnings $	All Other Compensation $	Total $
Catherine L. Hughes – Chairperson	2017	1,000,000		800,899	247,492	0	0	16,129 (3)	2,064,520
	2016	1,000,000	425,000	418,000	234,730	0	0	16,012	2,093,742
Alfred C. Liggins, III – CEO	2017	1,250,000		1,334,981	412,486	0	0	3,196,557 (4)	6,194,024
	2016	1,250,000	1,062,500	836,916	470,216	0	0	1,920,354	5,539,986
Peter D. Thompson - CFO	2017	650,000		457,480	141,230	0	0	0	1,248,710
	2016	650,000	497,500	206,250	270,383	0	0	0	1,624,133

(1)   Reflects purely discretionary bonuses. These amounts were paid in the year subsequent to being awarded.

(2)   The dollar amount recognized for financial statement purposes in accordance with Accounting Standards Codification ("ASC") 718, "Compensation – Stock Compensation," for the fair value of options and restricted stock granted. These values are based on assumptions described in Note 11 to the Company's audited consolidated financial statements included elsewhere in Form 10-K.

(3)   For 2017 and 2016, for company automobile provided to Ms. Hughes and financial services and administrative support in the amounts of $493 and $456 and $15,636 and $15,556, respectively.

(4)   Mr. Liggins employment terms provide, among other things, that in recognition of Mr. Liggins' contributions in founding TV One on our behalf, he is eligible to receive an award amount equal to approximately 4% of any proceeds from distributions or other liquidity events in excess of the return of the Company's aggregate investment in TV One. The Company's obligation to pay the award to Mr. Liggins was triggered during 2016 after its recovery of the aggregate amount of our pre-Comcast Buyout capital contribution in TV One, and only upon actual receipt of distributions of cash or marketable securities. An award in the amount of $3,100,481 and $1,799,897 was paid in 2017 and 2016, respectively.In addition, for 2017 and 2016, the Company provided financial services and administrative support to Mr. Liggins in the amounts of $96,076 and $120,457, respectively.

Employment Agreements

Employment Agreement of the CFO

Chief Financial Officer. Peter D. Thompson serves as an Executive Vice President and Chief Financial Officer. Pursuant to an amendment to his employment agreement effective April 21, 2016, Mr. Thompson is employed as Executive Vice President and Chief Financial Officer of the Company and Vice President of its wholly-owned subsidiaries commencing as of January 1, 2014 until December 31, 2018, unless earlier terminated pursuant to the terms of the agreement. Effective October 1, 2014, Mr. Thompson became entitled to a base salary payable at the annualized rate of $650,000 per year and eligible for a bonus of $350,000, 50% of which will be paid on a discretionary basis with the remaining 50% paid in accordance with certain performance metrics. In connection with the April 2016 amendment to his 2014 agreement, Mr. Thompson received a signing bonus of $200,000, subject to a pro-rata claw-back if he leaves before December 31, 2018. Mr. Thompson is also entitled to receive a pro-rata portion of his bonus upon termination due to death or disability. Mr. Thompson also receives standard retirement, welfare and fringe benefits, as well as a vehicle allowance.

Principal terms of prior employment agreement or arrangement under which the Company and the named executive officers are operating as modified by the 2014 Terms of Employment

On September 30, 2014, the compensation committee approved the principle terms of employment under which the Founder and the CEO are operating (the "2014 Terms of Employment"). The Founder and the CEO thus operate under prior employment agreements as modified by 2014 Terms of Employment.

Chairperson. Catherine L. Hughes, our founder, serves as our Chairperson of the board of directors and Secretary. Ms. Hughes is entitled to a base salary payable at the annualized rate of $1,000,000 per year and eligible for a bonus of $500,000, 50% of which will be paid on a discretionary basis with the remaining 50% paid in accordance with certain performance metrics, as determined by the compensation committee in consultation with Mr. Liggins. Ms. Hughes will have periodic personal use of a private aircraft up to a maximum of 25 hours per year, such usage subject to the Company's financial position as determined by the CEO in his sole discretion.

Under her prior employment agreement under which the Company and Ms. Hughes currently operate, Ms. Hughes is also entitled to receive a pro-rata portion of her bonus upon termination due to death or disability. Ms. Hughes also receives standard retirement, welfare and fringe benefits, as well as vehicle and wireless communication allowances and financial manager services.

President and Chief Executive Officer. Alfred C. Liggins, III is employed as our President and CEO and is a member of the board of directors. Pursuant to the terms approved by the compensation committee, Mr. Liggins is employed as the President and Executive Officer of the Company and its wholly-owned subsidiaries and as the Chief Executive Officer of TV One, LLC. Mr. Liggins is entitled to a base salary payable at the annualized rate of $1,250,000 per year and eligible for a bonus of $1,250,000, 50% of which will be paid on a discretionary basis with the remaining 50% paid in accordance with certain performance metrics, as determined by the compensation committee in consultation with Mr. Liggins. Mr. Liggins also has periodic personal use of a private aircraft up to a maximum of 25 hours per year, subject to the Company's financial position.

Under his prior employment agreement under which the Company and Mr. Liggins currently operate, Mr. Liggins is entitled to receive a pro-rata portion of his bonus upon termination due to death or disability. In recognition of his contributions in founding TV One on behalf of the Company, Mr. Liggins is also eligible to receive an award amount equal to approximately 4% of any proceeds from distributions or other liquidity events in excess of the return of our aggregate investment in TV One (the "Employment Agreement Award"). Our obligation to pay the award was triggered only after our recovery of the aggregate amount of our pre-Comcast buyout capital contribution in TV One, and only upon actual receipt of distributions of cash or marketable securities or proceeds from a liquidity event with respect to such invested amount. Mr. Liggins' rights to the Employment Agreement Award (i) cease if he is terminated for cause or he resigns without good reason and (ii) expire at the termination of his employment (but similar rights could be included in the terms of a new employment agreement). Mr. Liggins also receives standard retirement, welfare and fringe benefits, as well as vehicle and wireless communication allowances, a personal assistant and financial manager services.

Post-Termination and Change in Control Benefits

Under the terms of her employment agreement, upon termination without cause or for good reason within two years following a change of control, Ms. Hughes will receive an amount equal to three times the sum of (i) her annual base salary and (ii) the average of her last three annual incentive bonus payments, in a cash lump sum within five days of such termination, a pro-rated annual bonus for the year of termination, and continued welfare benefits for three years, subject to all applicable federal, state and local deductions. Similarly, under the terms of his employment agreement, upon termination without cause or for good reason within two years following a change of control, Mr. Liggins will receive an amount equal to three times the sum of (i) his annual base salary and (ii) the average of his last three annual incentive bonus payments, in a cash lump sum within five days of such termination, a pro-rated annual bonus for the year of termination, and continued welfare benefits for three years, subject to all applicable federal, state and local deductions.

Under Ms. Hughes' and Mr. Liggins' employment agreements the terms "cause" and "good reason" are defined generally as follows:

"*Cause*" means (i) the commission by the executive of a felony, fraud, embezzlement or an act of serious, criminal moral turpitude which, in case of any of the foregoing, in the good faith judgment of the board, is likely to cause material harm to the business of the Company and the Company affiliates, taken as a whole, *provided*, that in the absence of a conviction or plea of *nolo contendere*, the Company will have the burden of proving the commission of such act by clear and convincing evidence; (ii) the commission of an act by the executive constituting material financial dishonesty against the Company or any Company affiliate, *provided*, that in the absence of a conviction or plea of *nolo contendere*, the Company will have the burden of proving the commission of such act by a preponderance of the evidence; (iii) the repeated refusal by the executive to use his reasonable and diligent efforts to follow the lawful and reasonable directives of the board; or (iv) the executive's willful gross neglect in carrying out his material duties and responsibilities under the agreement, *provided*, that unless the board reasonably determines that a breach described in clause (iii) or (iv) is not curable, the executive will be given written notice of such breach and will be given an opportunity to cure such breach to the reasonable satisfaction of the board within thirty (30) days of receipt of such written notice.

"*Good Reason*" shall be deemed to exist if, without the express written consent of the executive, (i) the executive's rate of annual base salary is reduced, (ii) the executive suffers a substantial reduction in his title, duties or responsibilities, (iii) the Company fails to pay the executive's annual base salary when due or to pay any other material amount due to the executive hereunder within five (5) days of written notice from the executive, (iv) the Company materially breaches the agreement and fails to correct such breach within thirty (30) days after receiving the executive's demand that it remedy the breach, or (v) the Company fails to obtain a satisfactory written agreement from any successor to assume and agree to perform the agreement, which successor the executive reasonably concludes is capable of performing the Company's financial obligations under this Agreement.

The foregoing summaries of the definitions of "cause" and "good reason" are qualified in their entirety by reference to the actual terms of the employment agreements filed with that certain Form 8-K filed April 18, 2008.

Under the terms of his employment agreement, in the event that Mr. Thompson is terminated other than for cause, provided Mr. Thompson executes a general liability release, the Company will pay Mr. Thompson severance in an amount equal to six month's base compensation, subject to all applicable federal, state and local deductions.

Other Benefits and Perquisites

As part of our competitive compensation package to attract and retain talented employees, we offer retirement, health and other benefits to our employees. Our named executive officers participate in the same benefit plans as our other salaried employees. The only benefit programs offered to our named executive officers either exclusively or with terms different from those offered to other eligible employees are the following:

Deferred Compensation. We had a deferred compensation plan that allowed Catherine L. Hughes, our Chairperson, to defer compensation on a voluntary, non-tax qualified basis. Under the plan, which was terminated for calendar year 2017 but was in effect during 2016, Ms. Hughes deferred $0 of her 2016 base salary (and no amounts of bonus) until death, disability, retirement or termination. The amount owed to her as deferred compensation is an unfunded and unsecured general obligation of our Company. Deferred amounts accrue interest based upon the return earned on an investment account with a designated brokerage firm established by Urban One. All deferred amounts are payable in a lump sum 30 days after the date of the event causing the distribution to be paid. No named executive officer earns above-market or preferential earnings on nonqualified deferred compensation.

Other Perquisites. We provide few perquisites to our named executive officers. Currently, we provide or reimburse executives for a company automobile, driver and various administrative services including a financial manager and a personal assistant.

We have set forth the incremental cost of providing these benefits and perquisites to our named executives in the 2017 Summary Compensation Table in the "All Other Compensation" column.

401(k) Plan

We adopted a defined contribution 401(k) savings and retirement plan effective October 1, 1994. In each of 2016 and 2017, participants could contribute up to $18,000 and $18,500, respectively, of their gross compensation, subject to certain limitations. Employees age 50 or older could make an additional catch-up contribution of in each of, 2016 and 2017 up to $6,000 and $6,500, respectively of their gross compensation. The Company currently does not offer any matching component with respect to its 401(k) savings and retirement plan.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes limitations upon the federal income tax deductibility of compensation paid to certain named executive officers. On May 28, 2008, the Internal Revenue Service issued Notice 2008-4, which defines the group of named executive officers who are considered covered employees for purposes of Section 162(m) of the Internal Revenue Code. The Notice specifically excludes the chief financial officer from coverage under Section 162(m) and provides that the only individuals who will be considered covered employees are the chief executive officer and the three highest compensated officers (other than the chief executive officer or chief financial officer). Previously, the chief executive officer and the four other highest compensated officers were subject to Section 162(m), and the chief financial officer was not automatically excluded. Under the 162(m) limitations, we may deduct up to $1,000,000 of compensation for such executive officer in any one year or may deduct all compensation, even if over $1,000,000, if we meet certain specified conditions (such as certain performance-based compensation that has been approved by stockholders). As the net cost of compensation, including its deductibility, is weighed by the compensation committee against many factors in determining executive compensation, the compensation committee may determine that it is appropriate and in Urban One's best interest to authorize compensation that is not deductible, whether by reason of Section 162(m) or otherwise.

The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2017.

Outstanding Equity Awards at 2017 Fiscal Year-End

	OPTION AWARDS						STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)
	Class A / Class D	Class D	Class A or D			Class D	Class D	Class D	Class D
Catherine L. Hughes (1)	0 / 600,000	0	0	1.41	6/05/2018	0	0	0	0
	0 / 293,000	0	0	2.75	10/06/2024	0	0	0	0
	0 / 0	199,836	0	1.90	8/07/2027	800,989	1,401,731	0	0
Alfred C. Liggins, III (2)	0 / 1,150,000	0	0	1.41	6/05/2018	0	0	0	0
	0 / 587,000	0	0	2.75	10/06/2024	0	0	0	0
	0 / 0	333,059	0	1.90	8/07/2027	1,334,981	2,336,217	0	0
Peter D. Thompson (3)	0 / 75,000	0	0	1.41	6/05/2018	0	0	0	0
	0 / 225,000	0	0	2.75	10/06/2024	0	0	0	0
	0 / 0	114,035	0	1.90	8/07/2027	457,080	799,890	0	0

Directors' Fees

Pursuant to our director compensation policy, our non-employee directors each receive an annual retainer of $50,000 which is paid in equal installments on a quarterly basis and $50,000 of restricted stock units which vest over a two year period. In addition, they receive $10,000 annually for being a member of a committee (the chairman of each committee receives an additional $5,000 per annum) and are reimbursed for all out-of-pocket expenses related to meetings attended. Under our policies, the grant date for the Non-Employee Director Annual Award is the fifth day of the month following the date of the annual stockholder meeting.

2017 Director Compensation

Name	Fees Earned or Paid in Cash $ (1)	Stock Awards $ (1) (2)	Total $
Terry L. Jones (3)	75,000	49,985	124,985
Brian W. McNeill (3)	85,000	49,985	134,985
D. Geoffrey Armstrong (3)	80,000	49,985	129,985
Ronald E. Blaylock	60,000	49,985	109,985

(1) The dollar amount recognized for financial accounting statement reporting purposes in 2017 and 2016 in accordance with ASC 718.

(2) On June 16, 2017 each non-employee director was awarded 23,256 restricted shares of Class D common stock.
   The number of shares was determined by dividing $2.15, the closing price of our Class D common stock on June 16, 2017 into $50,000.
   On June 16, 2016 each non-employee director was awarded 18,182 restricted shares of Class D common stock.
   The number of shares was determined by dividing $2.75, the closing price of our Class D common stock on June 16, 2016 into $50,000.

(3) 276,120 exercisable options outstanding in the aggregate as of December 31, 2017.

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2017, the number of shares of Class A and Class D common stock that are issuable upon the exercise of stock options outstanding under our Amended and Restated 2009 Stock Plan and our 1999 Stock Plan, as amended on June 2, 2015, to increase the shares of Class D common stock available for issuance under the plan. The 1999 Stock Plan, as amended, expired by its terms on May 5, 2009, leaving no shares available for issuance under that plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders			
Urban One, Inc. Amended and Restated 1999 Stock Option and Restricted Stock Grant Plan			
Class A	—	$ —	—
Class D	1,853,880	$ 1.50	—
Urban One, Inc. 2009 Stock Option and Restricted Stock Grant Plan			
Class D	2,950,159	$ 2.13	4,554,624
Total	4,804,039	$ 1.89	4,554,624

AUDIT COMMITTEE REPORT

This report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any of Urban One's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

The audit committee's responsibilities are described in its written charter adopted by the board. The audit committee charter is posted on Urban One's website located at https://urban1.com/urban-one-investor-relations/. The audit committee fulfills its responsibilities through periodic meetings with our independent registered public accounting firm and management. The audit committee reviews the financial information that will be provided to stockholders and others, the systems of internal controls that management and the board have established, and the audit process. In fulfilling these responsibilities, the committee, among other things, oversees the independent registered public accounting firm and confirms their independence, reviews the adequacy of the system of internal accounting controls and internal control over financial reporting, reviews financial statements, earnings releases and accounting matters, and reviews related party transactions. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

The committee meetings regularly included separate sessions with the independent registered public accounting firm, in each case without the presence of Urban One's management. As part of its oversight of Urban One's financial statements, the committee reviewed and discussed with both management and the independent registered public accounting firm the audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2017, and quarterly operating results prior to their issuance. During 2017, management advised the committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles and reviewed significant accounting and disclosure issues with the committee. The committee also typically holds discussions with management and the independent registered public accounting firm regarding the effectiveness of Urban One's internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Due to the Company's status as an accelerated filer for the year ended December 31, 2017, such discussion was required in connection with the filing of the Form 10-K for 2017. The committee also discussed with the independent registered public accounting firm the matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard AS 1301, *"Communications with Audit Committees,"* as amended, which includes, among other items, matters related to the conduct of the annual audit of Urban One's financial statements. In addition, the committee discussed with the independent registered public accounting firm the auditors' independence from Urban One and its management, including the matters in the written disclosures required by AS 1005, *"Independence,"* and the committee satisfied itself as to the independent registered public accounting firms' independence.

In reliance on the reviews and discussions referred to above, the committee recommended to the board, and the board approved, the inclusion of the audited financial statements in Urban One's Annual Report on Form 10-K for the year ended December 31, 2017, for filing with the SEC.

Respectfully submitted,

Audit Committee:

D. Geoffrey Armstrong, Chairman
Brian W. McNeill
Terry L. Jones

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We review all transactions and relationships in which Urban One and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. In addition, our code of ethics requires our directors, executive officers and principal financial officers to report to the board or the audit committee any situation that could be perceived as a conflict of interest. Once a related person transaction has been identified, the board of directors may appoint a special committee of the board of directors to review and, if appropriate, approve such transaction. The special committee will consider the material facts, such as the nature of the related person's interest in the transaction, the terms of the transaction, the importance of the transaction to the related person and to us, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and other matters it deems appropriate. As required under the SEC rules, we disclose in the proxy statement related party transactions that are directly or indirectly material to us or a related person.

Reach Media operates the Tom Joyner Fantastic Voyage (the "Fantastic Voyage"), a fund raising event for the Tom Joyner Foundation, Inc. (the "Foundation"), a 501(c)(3) entity. The terms of the agreement are that Reach Media provides all necessary operations for the Fantastic Voyage, that the Foundation reimburse the Company for all related expenses, and that the Foundation pay a fee plus a performance bonus to Reach Media. The fee is up to the first $1.0 million after the Fantastic Voyage nets $250,000 to the Foundation. The balance of any operating income is earned by the Foundation less a performance bonus of 50% to Reach Media of any excess over $1.25 million. Reach Media's earnings for the Fantastic Voyage may not exceed $1.7 million. The Foundation's remittances to Reach Media under the agreement are limited to its Fantastic Voyage-related cash revenues. Reach Media bears the risk should the Fantastic Voyage sustain a loss and bears all credit risk associated with the related customer cabin sales. As of December 31, 2017 and 2016, the Foundation owed Reach Media approximately $1.1 million and $426,000, respectively, under the agreement for operations on the cruises.

For the year ended December 31, 2017, Reach Media's revenues, expenses, and operating income for the Fantastic Voyage were approximately $9.0 million, $7.3 million, and $1.7 million, respectively; for the year ended December 31, 2016, Reach Media's revenues, expenses, and operating income for the Fantastic Voyage were approximately $8.9 million, $7.9 million, and $1.0 million, respectively. The Fantastic Voyage took place during the second quarters of both 2017 and 2016.

Reach Media provides office facilities (including office space, telecommunications facilities, and office equipment) to the Foundation, and to Tom Joyner, LTD. ("Limited"), Tom Joyner's production company. Such services are provided to the Foundation and to Limited on a pass-through basis at cost. Additionally, from time to time, the Foundation and Limited reimburse Reach Media for expenditures paid on their behalf at Reach Media related events. Under these arrangements, as of December 31, 2017, the Foundation and Limited owed $26,000 and $4,000 to Reach Media, respectively. As of December 31, 2016, the Foundation and Limited owed $10,000 and $7,000 to Reach Media, respectively.

On October 2, 2017, Karen Wishart began employment with the Company as an Executive Vice President. Ms. Wishart has taken the place of Linda Vilardo as Chief Administrative Officer effective after Ms. Vilardo's last day of employment, which was December 31, 2017. Effective January 1, 2018, Ms. Wishart became a named executive officer of the Company for reporting purposes. Ms. Wishart is employed as an Executive Vice President and, effective January 1, 2018, as Chief Administrative Officer of the Company and as a Vice President of each of the Company's subsidiaries. Ms. Wishart owns a controlling interest in a temporary staffing and recruiting services firm. During the years ended December 31, 2017 and 2016, the Company paid the staffing and recruiting services firm $425,000 and $140,000, respectively. Subsequent to Ms. Wishart's hiring on October 2, 2017, the staffing firm ceased providing new staffing and/or recruiting services to the Company. However, exiting personnel in place were allowed to conclude their contracts.

PROPOSAL 3: ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICERS COMPENSATION

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Securities Exchange Act of 1934, as amended, we provide our stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the overall compensation of our named executive officers as disclosed in this Proxy Statement. This advisory vote is commonly referred to as "say-on-pay."

On June 5, 2012, the Company conducted its first "say-on-pay" advisory voting with respect to its fiscal year 2011 executive compensation, including potential bonus compensation although none was paid to the named executive officers for the fiscal year ended December 31, 2011. The 2011 compensation was approved and, further, it was determined by the shareholder vote that advisory votes on executive compensation would be held every three years. Thus, as a part of the compensation review process, the Company conducts an advisory vote with respect to executive compensation every three years and the compensation committee will consider the results of such voting as it reviews and sets executive compensation. On June 5, 2015, the Company conducted its second "say-on-pay" advisory voting with respect to its fiscal year 2014 executive compensation. The results of the voting were votes 28,762,798 for, 29,714 votes against, 4,189 abstentions, and 1,653,778 non-votes. Thus, the 2014 compensation awarded to Urban One's named executive officers, including (i) potential bonus compensation, although none was paid to the named executive officers for the fiscal year ended December 31, 2014 and (ii) the compensation to the named executive officers under their new terms of employment, was approved.

Our executive compensation programs are designed to convey a recognition of services performed by the recipients and motivate and retain the recipients over the long term. The purpose of the executive compensation is to provide competitive compensation in order to attract, motivate, and retain talented and experienced executives, who are instrumental to our success, and to reward the executive officers for the achievement of short-term and long-term strategic and operational goals and the creation of enhanced value for our stockholders. We seek to closely align the interests of our named executive officers with the interests of our stockholders, and our Compensation Committee regularly reviews named executive officer compensation against peer companies, the general market trend and other industry data to ensure that such compensation is consistent with our compensation philosophy.

Accordingly, we ask our stockholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve the compensation paid to the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2018 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Summary Compensation Table, the other related compensation tables and narrative discussion."

This advisory resolution is non-binding on the Board. Although non-binding, the Board and the Compensation Committee will carefully review and consider the voting results when evaluating our executive compensation program.

The Board of Directors unanimously recommends a vote "FOR" proposal number 3.

PROPOSAL 4: FREQUENCY OF ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Securities Exchange Act of 1934, as amended, we are asking stockholders to vote on whether future advisory votes on the compensation of our named executive officers should occur every year, every two years or every three years.

We recommend that this advisory vote be held once every three years, but stockholders are not voting to approve or disapprove of that recommendation. We believe that a triennial voting frequency will provide our stockholders with sufficient time to evaluate the effectiveness of our overall compensation philosophy, policies, and practices in the context of our long-term business results for the corresponding period, while avoiding over-emphasis on short-term variations in compensation and business results. We also believe that a three-year timeframe provides a better opportunity to observe and evaluate the impact of any changes to our executive compensation policies and practices that have occurred since the last advisory vote.

Required Vote and Recommendation

The frequency that receives the highest number of votes cast will be deemed to be the frequency selected by the stockholders. Because this vote is advisory, it will not be binding upon our board of directors. However, the compensation committee will consider the outcome of the stockholder vote, along with other relevant factors, in recommending a voting frequency to our Board of Directors.

The Board Unanimously Recommends that You Vote for a Frequency of Once Every "3 YEARS" for Future Non-Binding Stockholder Advisory Votes on Compensation Awarded to our Named Executive Officers.

PROPOSAL 5 —RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our financial statements for the year ended December 31, 2017, have been audited by BDO USA, LLP, our independent registered public accounting firm. The board of directors has appointed BDO USA, LLP as independent registered public accounting firm to audit our financial statements for the year ending December 31, 2018. Although not required by the bylaws or other applicable laws, the Board of Directors, in accordance with accepted corporate practice, is asking stockholders to ratify the action of the board of directors in appointing the firm of BDO USA, LLP to be the independent registered public accounting firm of Urban One for the year ending December 31, 2018, and to perform such other services as may be requested.

Whether the selection of BDO USA, LLP is ratified or not by our stockholders at the annual meeting, the Board of Directors in its discretion may select and appoint a different independent registered public accounting firm at any time. In all cases, the Board of Directors will make any determination as to the selection of Urban One's independent registered public accounting firm in light of the best interests of Urban One and its stockholders.

Representatives of BDO USA, LLP will be present at the meeting, and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm Fees

The following table shows the fees paid by us for audit and other services provided by BDO USA, LLP during 2017.

	Year Ended December 31,	
	2017	2016
Audit fees (1)	$ 1,390,800	$ 1,106,600
Audit-related fees (2)	51,680	-

_____

(1) Consists of professional services rendered in connection with the audit of our financial statements for the most recent fiscal year, reviews of the financial statements included in our quarterly reports on Form 10-Q during the fiscal years ended December 31, 2017 and 2016, respectively, and the issuance of consents for filings with the SEC.

(2) Consists of professional services rendered in connection with due diligence for an acquisition.

Pre-Approval Policies and Procedures

The audit committee has adopted a policy that requires advance approval of all audit, audit-related, tax services, and other services performed for Urban One by BDO USA, LLP. This policy provides for pre-approval by the audit committee of specifically defined audit and non-audit services. The audit committee has delegated to the chairman of the audit committee authority to approve permitted services up to a certain amount provided that the chairman reports any decisions to the audit committee at its next scheduled meeting.

The Board Unanimously Recommends that You Vote "For"
the Ratification of BDO USA, LLP as the Independent Registered Public Accounting Firm
for the Year Ending December 31, 2018.

STOCKHOLDER PROPOSALS FOR THE 2019 ANNUAL MEETING

In order for a stockholder proposal intended to be presented pursuant to Rule 14a-8 under the Exchange Act to be included in the proxy statement for the 2019 annual meeting, we must receive it no later than January 1, 2019, the date that is expected to be approximately 120 days prior to the mailing of the proxy statement for the 2019 annual meeting of stockholders. To be considered for inclusion in our proxy statement for that meeting, the stockholder proposal must be in compliance with Rule 14a-8 under the Exchange Act. In order for a stockholder proposal outside of Rule 14a-8 to be considered timely within the meaning of Rule 14a-4(c) of the Exchange Act, the stockholder proposal must be received by Urban One no later than March 10, 2019. Stockholder proposals must be submitted by written notice delivered to the Assistant Secretary, Urban One, Inc., 14th Floor, 1010 Wayne Avenue, Silver Spring, Maryland 20910.

OTHER BUSINESS

At this time, the board of directors does not know of any business to be brought before the meeting other than the matters described in the notice of annual meeting. However, if a stockholder properly brings any other matters for action, each person named in the accompanying proxy intends to vote the proxy in accordance with his or her judgment on such matters.

By Order of the Board of Directors,

Karen Wishart
Assistant Secretary

URBAN ONE, INC.
1010 WAYNE AVENUE, 14TH FLOOR
SILVER SPRING, MD 20910
ATTN: KAREN WISHART

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E44569-P08241

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

URBAN ONE, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3 AND 5 AND "3 YEARS" ON PROPOSAL 4.

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

	For All	Withhold All	For All Except
	☐	☐	☐

_____

Vote For Directors

1. Election of Class A Directors

   NOMINEES:

   01) Brian W. McNeill — Class A Director
   02) Terry L. Jones — Class A Director

2. Election of Class B Directors

   NOMINEES:

   03) Catherine L. Hughes — Class B Director
   04) Alfred C. Liggins, III — Class B Director
   05) D. Geoffrey Armstrong — Class B Director
   06) Ronald E. Blaylock — Class B Director

Vote on Proposals

		For	Against	Abstain
3.	To approve the 2017 compensation awarded to named executive officers, including potential bonus compensation, although none was paid to the named executive officers for the fiscal year ended December 31, 2017.	☐	☐	☐

	1 Year	2 Years	3 Years	Abstain
4. To determine the frequency of future shareholder advisory votes regarding compensation awarded to named executive officers.	☐	☐	☐	☐

	For	Against	Abstain
5. The ratification of the appointment of BDO USA, LLP as the independent registered public accounting firm for Urban One for the year ending December 31, 2018.	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

**Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting
to be held on 6/19/2018.**
The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com.

URBAN ONE, INC.
Annual Meeting of Shareholders
June 19, 2018
9:30 AM, EDT
This proxy is solicited by the Board of Directors.

The shareholder(s) hereby appoint(s) Peter D. Thompson and Karen Wishart, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Class A common stock of Urban One, Inc. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 9:30 AM, EDT on June 19, 2018 at the Urban One/Radio One offices located at 8515 Georgia Avenue, Silver Spring, MD 20910, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address Changes/Comments: _____

_____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side